UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended March 25, 2008

COMMISSION FILE NUMBER: 000-22216

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

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If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

FINAL PHASE 2 UNDERGROUND DRILLING RESULTS AT PRAIRIE CREEK MINE:
FURTHER VEIN AND STOCKWORK MINERALIZATION INTERSECTED

Vancouver – March 19, 2008 - Canadian Zinc Corporation (“TSX-CZN; OTCBB-CZICF”) is pleased to report drill assay results from underground drilling on the 50900N section which is the final part of the Phase 2 underground diamond drill program completed late in 2007 from the recently established decline tunnel at the Company’s 100% owned Prairie Creek lead/zinc/silver mine in the Northwest Territories.

Assay results have now been received for the last ring of four drill holes completed on Section 50900N. This section was partially drilled during the earlier Phase 1 program.  The results of two partially completed drill holes were previously reported in a press release dated June 4, 2007 and are again reported in this release.  All four recently drilled holes on this section intersected the Main Vein mineralization and in addition the four new drill holes reported intercepts of Stockwork-type base metal mineralization.

Vein Mineralization

The Main Vein mineralization, which presently forms the majority of the defined National Instrument 43-101 mineral resource at Prairie Creek, was intercepted in all four of the recently drilled holes at approximately the anticipated vein locations projected and reported good grades and widths. Drillhole PCU-07-049 reported the highest vein grades at 28.02% Pb, 6.31% Zn, 283 gpt Ag and 0.3% Cu across an estimated true width of 3.0 metres. Drillhole PCU-07-048 reported the widest vein intercept with an estimated true width of 6.02 metres grading 6.7% Pb, 7.04% Zn, 81 gpt Ag and 0.1% Cu.  The results of this section continue to demonstrate the high grade nature and continuity of the vein.

Stockwork Mineralization

In addition to the Vein intercepts all four new drillholes also intersected Stockwork Mineralization which has previously been described in a news release, dated February 8, 2008, as a style of mineralization characterized by a series of variable, high grade, narrow, base metal bearing tensional-type veinlets.  These sub-vertical veinlets of the Stockwork Zone were intersected on both sides of the Main Vein but mostly occur within the footwall of the Main Vein.   It is not yet understood exactly how these veinlets relate to the Main Vein or how they correlate with each other hence true thicknesses have not been estimated at this time.   Most core intercepts are at shallow angles to the veins.

Significant core lengths of 6.75 metres grading 5.88% Pb, 11.10% Zn, 152 gpt Ag in drillhole PCU-07-048 and 10.99 metres grading 5.57% Pb, 5.83% Zn, 65 gpt Ag in drillhole PCU-07-051 were intersected.  A high grade assay interval of 29.89% Pb, 11.19% Zn, 246 gpt Ag over a core interval of 1.37 metres was assayed from PCU-07-051.

Similar stockwork mineralization was also intercepted in the recently completed Section 50950N from Phase 2 and also a number of years ago within the 930 metre mine level and in two surface drill holes in the same general location.  The October 2007 NI 43-101 Resource Report completed by Minefill Services Inc. calculated a Stockwork Zone with a mineral indicated resource of 682,165 tonnes grading 2.7% lead, 5.9% zinc and 51 gpt silver.  The new drill results from this Section 50900N and the previous 50950N section are NOT included in this resource calculation.

Prairie Creek Composite Underground Drilling Intersections: Section 50900N

Hole Number	From (m)	To (m)	Core Length m (TT)	Dip (°W)	Pb%	Zn%	Ag gm/t	Cu%	Type
PCU-07-026	130.28	132.46	2.18(1.86)	20	2.13	20.44	31.87	0.052	V
PCU-07-027	95.24	95.42	0.18	-28	10.34	11.73	85.00	0.109	V*
PCU-07-048	156.87	164.42	7.55(6.02)	-37	6.70	7.04	80.94	0.111	V
PCU-07-048	175.83	182.58	6.75	-37	5.88	11.10	151.75	0.483	STK
PCU-07-049	169.16	170.78	1.62	-59	22.51	12.28	281.27	0.491	STK
PCU-07-049	281.64	287.48	5.84(3.00)	-59	28.02	6.31	282.77	0.324	V
PCU-07-050	182.59	183.21	0.62	-65	53.84	7.63	752.00	1.135	STK
PCU-07-050	265.74	266.61	0.87	-65	3.77	21.66	46.00	0.051	STK
PCU-07-050	301.26	306.06	4.80(2.03)	-65	16.24	7.13	166.61	0.222	V
PCU-07-051	112.15	112.76	0.61(0.61)	-7	14.50	22.92	218.41	0.562	V
PCU-07-051	126.76	137.75	10.99	-7	5.57	5.83	65.15	0.096	STK
PCU-07-051	143.43	144.80	1.37	-7	29.89	11.19	246.22	0.075	STK
V =Vein, STK =Stockwork, (TT) =estimated true thickness in metres
PCU-07-026 and 027 previously reported June 4, 2007
*PCU-07-027 terminated due to downhole problems and did not reach target

Quality Assurance / Quality Control

The drill core samples were cut by diamond saw and shipped to Acme Analytical Labs in Vancouver for multi-element assay by ICP-ES analysis.  Fire Assay for Ag values >50 gpt is still pending. Standards, duplicates and blanks were inserted and included in the analysis.  Alan Taylor, P. Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the exploration program, and is a Qualified Person for the purposes of NI 43-101 and has approved this press release.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek (lead/zinc/silver) Project, located in the Northwest Territories, includes a partially developed underground mine with an existing 1,000 ton per day mill and related infrastructure and equipment. The Prairie Creek Property hosts a major mineral deposit that is defined by a recently completed  NI 43-101 compliant report which calculates a Measured and Indicated mineral resource in the Vein and Stratabound deposits of 5.2 million tonnes grading 10.9% Pb, 11.4% Zn, 176 g/t Ag and 0.3% Cu along with an open ended Inferred resource of 5.5 million tonnes of 11.4% Pb, 13.5% Zn, 215 g/t Ag and 0.5% Cu. [Technical Report NI 43-101 – David M. Stone, Minefill Services, Inc., Qualified Person, October 2007 filed on SEDAR].

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company.  The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated or Inferred Resources:

The information presented herein uses the terms “measured”, “indicated” and “inferred” mineral resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize these terms.  “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.  It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category.  United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date March 25, 2008	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman